SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

OR

[   ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____________ TO ___________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY 40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

September 30, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator
YUM! Brands 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the YUM! Brands 401(k) Plan (the Plan) as of September 30, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
Louisville, Kentucky
July 15, 2008

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
September 30, 2007 and 2006
(In thousands)

	2007	2006
Assets:
Investments:
Investments, at fair value:
YUM! Stock Fund	$ 189,566	$ 160,659
Investment in common/commingled trusts	242,762	198,284
Self-directed Brokerage	7,123	6,515
Participant loans	15,151	14,336
Total investments	454,602	379,794

Receivables:
Due from broker for sale of investments	-	497
Participants’ contributions	301	306
Employer contributions	176	182
Interest and dividends	162	158
Total receivables	639	1,143

Cash and cash equivalents	3,013	2,505

Total assets	458,254	383,442

Liabilities:
Other liabilities	(48)	(47)
Total liabilities	(48)	(47)
Net assets available for benefits at fair value	$ 458,206	$ 383,395

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,000	995
Net assets available for benefits	$ 459,206	$ 384,390

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended September 30, 2007 and 2006
(In thousands)

	2007	2006
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 74,990	$ 26,163
Interest	1,273	1,009
Dividends	2,584	1,643
Other	908	332
	79,755	29,147
Less investment expenses	(389)	(121)
Total investment income	79,366	29,026

Contributions:
Participant	29,667	27,654
Employer	11,822	11,762
	41,489	39,416
Total additions	120,855	68,442

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(46,039)	(37,346)
Total deductions	(46,039)	(37,346)
Net increase in net assets	74,816	31,096

Net assets available for benefits:
Beginning of year	384,390	353,294
End of year	$ 459,206	$ 384,390

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2007 and 2006
(Tabular amounts in thousands)

(1)         Summary Plan Description

The following description of the YUM! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The Plan has appointed State Street Investor Services as the trustee and CitiStreet Institutional and Total Benefits Outsourcing Divisions as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

The investments of the Plan are maintained in a trust (the Trust) by State Street Investor Services (the Trustee).

(b)	Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 25% of eligible earnings, as defined in the Plan document. The maximum pre-tax contribution allowed for 2007 and 2006 was $15,500 and $15,000, respectively.

Additionally, eligible participants receive a matching contribution from the Company that is equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant’s eligible pay for such pay period, and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant’s eligible pay for such pay period.  Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company for the years ended September 30, 2007 and 2006.

Effective January 1, 2004, the Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. Participants elect a whole dollar amount as a percentage of eligible pay on a per pay period basis. These contributions are not subject to the 25% of eligible pay limitation. Thus, a participant can contribute more than 25% of pay to the extent needed to make an additional tax-deferred contribution. The 2007 ERISA limit on these contributions was $5,000.  Additional tax-deferred contributions are not eligible for Company matching contributions.  The Internal Revenue Service (“IRS”) may adjust the dollar amounts annually to take into account cost of living adjustments.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2007 and 2006
(Tabular amounts in thousands)

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of YUM! Common Stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends, which are used to purchase additional shares of YUM! Common Stock.

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold 2-5% of its value in futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index.  The Fund may also hold 2-5% of its value in futures contracts.

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

(d)	Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2007 and 2006
(Tabular amounts in thousands)

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.00% to 9.25% with maturity dates ranging from 2008 to 2015, as of September 30, 2007.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Withdrawals

Distributions under the Plan are made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code.

(i)	Recently Issued Accounting Standards Not Yet Adopted

In September 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements”.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2007 and 2006
(Tabular amounts in thousands)

disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact SFAS 157 will have on the financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109 (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return.  FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.  The provisions of FIN 48 will be effective for the Plan on October 1, 2007, with any cumulative effect of the change in accounting principles recorded as an adjustment to opening net assets available for benefits.  The Company does not believe the adoption of FIN 48 will have a significant impact on the financial statements.

(2)         Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments in common stock and various securities are valued at quoted market prices.  Investments in common/commingled trusts are valued by the issuer based on quoted market prices of the underlying securities.  Participant loans are valued at cost.

The Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2007 and 2006
(Tabular amounts in thousands)

available for benefits presents the fair value of the investment contracts from fair value to contract value.  Prior year balances have been adjusted accordingly.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan’s Form 5500 and the accompanying financial statements for the years ended September 30, 2007 and 2006 and are summarized in Note 5.

(e)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the years ended September 30, 2007 and 2006 were borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3)    Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of September 30, 2007 and 2006 were as follows:

	2007	2006
YUM! Stock Fund	$ 189,566	$ 160,659
Stable Value Fund	38,777	37,838
Large Company Index Fund	72,838	58,409
Bond Market Index Fund	29,716	24,701
Mid-sized Company Index Fund	39,695	30,828
Small Company Index Fund	25,411	23,660
International Index Fund	36,325	22,848

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2007 and 2006
(Tabular amounts in thousands)

Appreciation (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2007	2006
YUM! Stock Fund	$ 46,031	$ 12,318
Investment in common/commingled trusts	28,959	13,845
	$ 74,990	$ 26,163

(4)    Tax Status

The Company obtained its latest determination letter dated January 15, 2004, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

(5)    Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2007	2006
Net assets available for benefits, as reported in the financial statements	$ 459,206	$ 384,390
Less benefits payable at end of year	(261)	(162)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,000)	(995)
Net assets available for benefits, as reported in the Plan’s
Form 5500	$ 457,945	$ 383,233

Participant benefits
	2007	2006
Benefit payments for the years ended September 30, 2007
and 2006, as reported in the financial statements	$ 46,039	$ 37,346
Less benefits payable at beginning of year	(162)	(218)
Add benefits payable at end of year	261	162
Benefit payments for the years ended September 30, 2007
and 2006, as reported in the Plan’s Form 5500	$ 46,138	$ 37,290

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
September 30, 2007 and 2006
(Tabular amounts in thousands)

Investment income

	2007	2006
Total investment income for the years ended September 30,	$ 79,366	$ 29,026
2007 and 2006, as reported in the financial statements
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5)	(995)

Total investment income for the years ended September 30,
2007 and 2006, as reported in the Plan’s Form 5500	$ 79,361	$ 28,031

(6)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $389,000 and $121,000 for the years ended September 30, 2007 and 2006, respectively.

(7)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(8)	Plan Amendment

On September 26, 2007, the Plan was amended to change the Plan year from the period commencing October 1 and ending September 30 to the period commencing January 1 and ending December 31, with a short plan year for the period beginning October 1, 2007 and ending December 31, 2007.

(9)	Subsequent Event

Effective for salary deferral contributions that are made from and after April 1, 2008, eligible participants will receive a matching contribution from the Company that is equal to 100 percent of such salary deferral contribution that does not exceed 6 percent of the participant’s eligible pay for such pay period.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
September 30, 2007

Identity of issue,	Description
borrower, or similar party	of interest		Fair value
YUM! Stock Fund [1,3]	5,603,496	shares	$ 189,566,262

Common/commingled trusts:
Stable Value Fund [1]	38,776,557	shares	38,776,557
Large Company Index Fund [1]	248,173	shares	72,838,148
Bond Market Index Fund [1]	1,661,332	shares	29,716,242
Mid-Sized Company Index Fund [1]	1,269,340	shares	39,694,806
Small Company Index Fund [1]	960,713	shares	25,410,857
International Index Fund [1]	1,511,350	shares	36,325,292
Total			242,761,902

Self-directed Brokerage Account [1]	Various		7,122,811

Loans to participants [1]	Interest rates ranging
	from 4.00% to 9.25%		15,150,875

Government STIF [1,2]	2,699,427	shares	2,699,427
Cash and cash equivalents [1]			313,397
Total cash and cash equivalents			3,012,824

Total			$ 457,614,674

[1] Party-in-interest as defined by ERISA.

[2] The Government STIF consists of cash equivalent investments and is classified as cash and cash equivalents in the Statement of Net Assets Available for Benefits.

[3] On May 17, 2007, the Company announced that its Board of Directors approved a two-for-one split of the
Company's outstanding shares of Common Stock. The stock split was effected in the form of a stock dividend and entitled each shareholder of record at the close of business on June 1, 2007 to receive one additional share for every outstanding share of Common Stock held.

See accompanying report of independent registered public accounting firm.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:   /s/ Diane Gates
Diane Gates
         Plan Administrator

Date:  July 15, 2008

EXHIBIT INDEX

 Exhibit
Number                                                            Description of Exhibit

   23                      Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
YUM! Brands 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-36893, 333-32048 and 333-109300) on Form S-8 of YUM! Brands, Inc. of our report dated July 15, 2008, with respect to the Statements of Net Assets Available for Benefits as of September 30, 2007 and 2006, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2007, which report appears in the September 30, 2007 Annual Report on Form 11-K of the YUM! Brands 401(k) Plan.

/s/ KPMG LLP
Louisville, Kentucky
July 15, 2008